UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 24, 2023

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: October 24, 2023	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

Orange financial results
#Q3_2023

24th October 2023

Christel Heydemann
CEO
Laurent Martinez
CFO

Disclaimer

This presentation contains forward-looking statements about Orange's financial situation, results of operations and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Universal Registration Document filed on 29 March 2023 with the French Financial Markets Authority (AMF) and in the annual report on Form 20-F filed on 30 March 2023 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.



Section One
Q3 2023 highlights

Q3 key highlights

Lead the future execution in action

Continued disciplined value strategy

MEA
pursued outstanding growth

3Q results
fully consistent with FY guidance

Efficiency plan
Full-speed execution

Orange Spain & Masmovil JV
Negotiations ongoing

Q3 2023 financial achievements

Paving the way to full-year guidance driven by retail and MEA

Revenue — **€11.0bn** ▲ **+1.8%** +€194m yoy

EBITDAaL — **€3.6bn** ▲ **+1.4%** +€49m yoy

eCapex — **€1.6bn** ▼ **-7.0%** -€121m yoy

Q3 2023 revenue growth by activity (yoy in €m)


+€194m
10,805
+3.8%
304
-123
-6.7%
+1.8%
15
10,999
Q3 22 cb
Retail services
Wholesale
Equipment sales
Q3 23

Q3 2023 revenue growth by segment (yoy in €m)


+1.8%
10,805
-22
-0.5%
+0.0%
1
+12.2%
197
19
10,999
Q3 22 cb
France
Europe
MEA
Others
Q3 23

Yoy: comparison with the same period of the previous year, on a comparable basis unless otherwise specified

All Group level mentions include both telecom and banking activities. Conversely, all mentions excluding Orange bank are explicitly called "Telecom"

Section Two
Business Review



Q3 2023 France

Value strategy confirmed, focus on continued retail growth

in €m	Q3 23	yoy cb	9M 23	yoy cb
Revenues	**4,439**	**-0.5%**	**13,130**	**-1.2%**
Retail services	2,804	+2.1%	8,343	+1.6%
Wholesale	1,131	-7.4%	3,389	-7.8%
Equipment sales	350	+3.0%	934	+4.7%



Retail services revenues growth yoy
3.4%
3.4%
2.1%
2.0%
2.1%
0.6%
Q1 23
Q2 23
Q3 23
Retail services
Excluding PSTN

Driven by **value strategy** and mobile and FTTH **solid commercial performance**

All Q3 ARPOs up yoy

€74.0 Convergent ARPO
+€2.7 up

€37.3 Fixed only ARPO
+€1.4 up

€18.0 Mobile only ARPO
+€0.7 up

Value/Volume management to fuel retail

+259k **Q3 FTTH net adds** (-31k FBB net adds)

+83k **Q3 Mobile contract net adds** excl. M2M

11.9% **Q3 Mobile contract churn** +1pt yoy

Q3 2023 Europe

Solid retail growth

in €m	Q3 23	yoy cb	9M 23	yoy cb
Revenues	**2,923**	**+0.0%**	**8,469**	**+2.1%**
Retail services	2,069	+2.3%	5,859	+3.3%
Wholesale	444	-10.8%	1,258	-8.4%
Equipment sales	412	+3.9%	1,234	+10.6%

Retail services revenue growth yoy



3.6%
4.2%
2.3%
Q1 23
Q2 23
Q3 23

Solid growth, even with **2022 price increase** base effect

...driven by growth engines...

+3.7% Convergent services
Q3 yoy revenue growth

+3.1% B2B
Q3 yoy revenue growth

...and Value/Volume management to fuel retail

+76k Q3 FTTH net adds
(-10k FBB net adds)

-59k* Q3 Mobile contract net adds
excl. M2M

*of which -160k disconnections of temporary one-off contract in Romania

Q3 2023 Spain

Continued retail growth

in €m	Q3 23	yoy cb	9M 23	yoy cb
Revenues	**1,179**	**+0.1%**	**3,500**	**+1.6%**
Retail services	801	+2.4%	2,390	+1.8%
Wholesale	212	-10.6%	596	-7.4%
Equipment sales	166	+4.1%	513	+13.3%



Retail services revenue growth yoy
1.2%
1.9%
2.4%
Q1 23
Q2 23
Q3 23

Fuelled by proactive **value management**

- customer base management
- convergent portfolio changes on Orange brand
- disciplined promotional policy

All Q3 ARPOs up yoy

€56.1 +€2.1 Convergent ARPO up

€25.7 +€0.2 Fixed only ARPO up

€10.2 +€0.1 Mobile only ARPO up

Value/Volume management with continued churn improvement yoy

-20k **Q3 Convergent net adds**
-2.6pp Convergent churn

+9k **Q3 FTTH net adds** (-3k FBB net adds)
-2.7pp FBB churn

+3k **Q3 Mobile contract net adds** excl. M2M
-2.4pp Mobile churn

Q3 2023 Africa & Middle East

Strong double-digit growth fuelled by our 4 drivers

in €m	Q3 23	yoy cb	9M 23	yoy cb
Revenues	**1,816**	**+12.2%**	**5,287**	**+11.1%**
Retail services	1,615	+11.8%	4,698	+10.8%
Wholesale	173	+16.4%	497	+15.0%
Equipment sales	21	-1.5%	64	-6.7%



Retail services revenue growth yoy
9.4%
11.2%
11.8%
Q1 23
Q2 23
Q3 23

Retail continuing **growth acceleration**

...thanks to telecom growth engines...

Data
+18% Q3 yoy revenue growth
58.5m 4G customers +14% yoy

FBB
+17% Q3 yoy revenue growth
3.2m FBB customers +21% yoy

B2B*
+20% Q3 yoy revenue growth

...and Orange Money growth

+28% Q3 yoy revenue growth
31.5m active** customers +21% yoy



yoy revenue growth
22.2%
28.2%
Q2 21
Q3 23

*B2B transversal activity include Data and FBB
**at least one transaction per month

Q3 2023 Enterprise

Accelerating in IT&IS and progressing recovery plan

in €m	Q3 23	yoy cb	9M 23	yoy cb
Revenues	**1,901**	**+0.6%**	**5,846**	**+0.8%**
Fixed only services	788	-7.5%	2,429	-6.6%
IT & integration services	886	+9.3%	2,681	+7.8%
Mobile	227	-0.4%	736	+2.9%



IT&IS growth yoy
9.3%
8.8%
5.3%
Q1 23
Q2 23
Q3 23

Fast growing IT & IS revenues at +9.3% in Q3 yoy

Orange Cyberdefense

+13% accelerating revenue growth **(+12% YTD)**

Digital & Data

+7% **(+8% YTD)** Acquisition of NEHS Digital and Xperis

Integration services

+10% **(+10% YTD)**

Recovery plan progressing as planned

- **Product pruning** on track to halve Products & Services sales portfolio in Q1 2024
- **French voluntary departure plan** presented to the employee representatives
- **Upskilling and reskilling program** on schedule: 7.9k certifications vs. 20k targeted by 2025

Section Three
Guidance



Guidance 2023 fully confirmed

	2023 confirmed
EBITDAaL yoy, cb	Slight growth
eCAPEX yoy, cb	Strong decrease
Organic Cash Flow (telecom)	≥ €3.5bn
Net debt / EBITDAaL (telecom)	Around 2x in the medium term
Dividend*	€0.72 Payable in 2024

The guidance does not include any M&A transaction that has not yet been finalized.
* Excluding any change in scope. Subject to AGM's approval.